June 25, 2009

Jeffrey L. Keefer
Executive Vice President and Chief Financial Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

> **Re:** **E. I. du Pont de Nemours and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 12, 2009**
> **File No. 1-00815**

Dear Mr. Keefer:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You disclose on page 19, 27, 28, 31, 32, and elsewhere in the 10-K that you operate in Latin America, a region that is generally understood to include Cuba. We also are aware of a July 2008 news report that you signed an agreement with Nissan Middle East FZE to supply your leading refinish brands at the body repair facilities of all Nissan Service centers across the Middle East, a regional reference generally understood to encompass countries including Iran, Syria and Sudan. In addition, we are aware of a February 2009 news report indicating that The Goodyear Tire & Rubber Company has introduced a new tire made with DuPont Kevlar into the Middle East and Africa. Finally, we note that several dropdown menus on your website allow nationals of Cuba, Iran, Sudan, and Syria to make business inquiries of you.

Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries or other direct or indirect arrangements. In this regard, address whether Nissan or Goodyear provide your products, components, equipment, technology, or services in Iran, Syria or Sudan. Your response should describe any products, components, equipment, technology, or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Iran, Syria or Sudan, or entities controlled by those governments.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-

Jeffrey L. Keefer
E. I. du Pont de Nemours and Company
June 25, 2009
Page 3

3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance